SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

As listed below, attached as Exhibit 101 to this Report on Form 6-K is certain information contained in this Report on Form 6-K of Teva Pharmaceutical Industries Limited relating to the three and nine months ended September 30, 2011, formatted in XBRL (Extensible Business Reporting Language). Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Exhibit No.	Description

Exhibit 2.1	Bridge Loan Agreement dated as of September 9, 2011 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Finance Company B.V., as borrowers, Barclays Bank PLC, as administrative agent, and the Lenders party thereto

Exhibit 2.2	Loan Agreement dated as of October 7, 2011 among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc. and Teva Finance Services B.V., as borrowers, HSBC Bank USA National Association, as administrative agent and as documentation agent and the Lenders party thereto

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Net sales	$4,344	$4,250	$12,636	$11,703
Cost of sales	2,098	1,783	6,002	5,102

Gross profit	2,246	2,467	6,634	6,601
Research and development expenses — net	227	239	709	663
Selling and marketing expenses	806	751	2,442	2,147
General and administrative expenses	112	236	617	607
Legal settlements, acquisition and restructuring expenses and impairment	51	53	352	78
Purchase of research and development in process	15	—	15	9

Operating income	1,035	1,188	2,499	3,097
Financial expenses — net	67	3	85	178

Income before income taxes	968	1,185	2,414	2,919
Provision for income taxes	33	133	109	336

	935	1,052	2,305	2,583
Share in losses of associated companies — net	17	*	42	17

Net income	918	1,052	2,263	2,566
Net income attributable to non-controlling interests	2	2	10	6

Net income attributable to Teva	$916	$1,050	$2,253	$2,560

Earnings per share attributable to Teva:
Basic	$1.03	$1.17	$2.52	$2.86

Diluted	$1.03	$1.15	$2.51	$2.82

Weighted average number of shares (in millions):
Basic	888	899	892	895

Diluted	890	921	896	921

*	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 30,	December 31,
	2011	2010
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,085	$1,248
Short-term investments	38	36
Accounts receivable	5,605	5,476
Inventories	4,670	3,866
Deferred taxes and other current assets	1,620	1,416

Total current assets	13,018	12,042
Long-term investments and receivables	589	632
Deferred taxes, deferred charges and other assets	76	138
Property, plant and equipment, net	5,560	4,357
Identifiable intangible assets, net	6,248	5,751
Goodwill	15,787	15,232

Total assets	$41,278	$38,152

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$3,283	$1,432
Convertible senior debentures — short term	531	1,339
Sales reserves and allowances	3,877	3,403
Accounts payable and accruals	2,743	2,467
Other current liabilities	1,046	1,053

Total current liabilities	11,480	9,694
Long-term liabilities:
Deferred income taxes	1,453	1,348
Other taxes and long term payables	828	777
Employee related obligations	213	221
Senior notes and loans	4,365	4,097
Convertible senior debentures — long term	—	13

Total long term liabilities	6,859	6,456

Contingencies, see note 14
Total liabilities	18,339	16,150

Equity:
Teva shareholders’ equity:
Ordinary shares as of September 30, 2011 and December 31, 2010: authorized 2,500 million shares; issued 941 million shares and 937 million shares, respectively	50	49
Additional paid-in capital	13,331	13,246
Retained earnings	10,968	9,325
Accumulated other comprehensive income	286	350
Treasury shares as of September 30, 2011 and December 31, 2010 — 56 million ordinary shares and 40 million ordinary shares, respectively	(1,772)	(1,023)

	22,863	21,947

Non-controlling interests	76	55

Total equity	22,939	22,002

Total liabilities and equity	$41,278	$38,152

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in millions)

(Unaudited)

	Nine months ended
	September 30,
	2011	2010
Operating activities:
Net income	$2,263	$2,566
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	737	727
Deferred income taxes — net and uncertain tax positions	(222)	(79)
Gain from revaluation of investments	(135)	—
Gain from sale of long lived assets and investments	(80)	(43)
Stock-based compensation	69	59
Impairment of long lived assets	30	30
Purchase of research and development in process	15	9
Change in working capital items	(7)	(274)
Other items — net	36	39

Net cash provided by operating activities	2,706	3,034

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(1,360)	(4,962)
Purchase of property, plant and equipment	(736)	(476)
Proceeds from sale of long lived assets and investments	175	659
Purchase of investments and other assets	(142)	(415)
Other items — net	(47)	(45)

Net cash used in investing activities	(2,110)	(5,239)

Financing activities:
Change in short-term credit	905	971
Redemption of convertible debentures	(814)	(45)
Purchase of treasury shares	(749)	—
Proceeds from senior notes, net of issuance costs of $2 million and $6 million in the nine months ended September 30, 2011 and 2010, respectively	748	2,492
Dividends paid	(610)	(496)
Repayment of long-term loans and other long-term liabilities	(220)	(1,968)
Purchase of non-controlling interest	(75)	—
Proceeds from exercise of options by employees	55	137
Proceeds from long-term loans and other long-term liabilities	1	44
Other items — net	3	11

Net cash (used in) provided by financing activities	(756)	1,146

Translation adjustment on cash and cash equivalents	(3)	(1)

Net change in cash and cash equivalents	(163)	(1,060)
Balance of cash and cash equivalents at beginning of period	1,248	1,995

Balance of cash and cash equivalents at end of period	$1,085	$935

Supplemental disclosure of non-cash financing activities:

During the nine months ended September 30, 2011 and 2010, $12 million and $90 million, respectively, principal amount of convertible senior debentures was converted into approximately 0.3 million and 2.8 million Teva shares.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the Securities and Exchange Commission. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of results that could be expected for the entire fiscal year.

Following recent acquisitions as from 2011, the Company reassessed its estimates of the useful lives of property and machinery used in the determination of depreciation, based on management’s review of actual physical condition and usage, normal wear and tear, technological change, and industry practice. Following this change in estimates, the estimated useful life of buildings was changed from a range of 25 to 50 years to an aggregate useful life of 40 years, and the estimated useful life of machinery was changed to a range of useful life of 15 to 20 years from a range of 7 to 15 years. The impact of the change in estimates is not material to the financial statements.

NOTE 2 – Certain transactions:

a. Cephalon acquisition

On October 14, 2011, Teva acquired the total shareholdings and control of Cephalon, Inc. (“Cephalon”) for total cash consideration of $6.5 billion. Cephalon is a global biopharmaceutical company with a strong marketed portfolio and a pipeline of branded products. The acquisition will diversify Teva’s branded portfolio and is expected to enhance Teva’s late-stage innovative pipeline.

The acquisition was financed by borrowing under credit facilities, which Teva plans to repay with the proceeds of new long term debt.

At the closing, Cephalon had two outstanding series of convertible debt: $820 million of 2.0% notes due 2015 and $500 million of 2.5% notes due 2014. Both series became convertible as a result of the merger at specified conversion ratios. In addition, holders of both series are generally eligible to receive make-whole premiums and interest upon conversion. The aggregate amount payable upon conversion, assuming all notes are converted on a timely basis, is approximately $2.1 billion. Teva expects that both series of notes will be fully converted by the end of 2011.

Cephalon’s results of operations and balance sheet will be included in Teva’s consolidated reports commencing October 2011.

As the acquisition was consummated subsequent to September 30, 2011, the table below presents preliminary estimates of the fair value of assets acquired and liabilities assumed and resulting goodwill. These estimates are subject to revision, which may result in significant adjustments to the values presented below, when the appraisals are finalized.

U.S. $
in millions
Current assets	$2,378
Investment and non-current assets	482
Property, plant and equipment	534
Goodwill and identifiable intangible assets	7,733

Total assets acquired	11,127

Current liabilities	2,733
Long-term liabilities, including deferred taxes	1,821

Total liabilities assumed	4,554

Net assets acquired	$6,573

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements — (Continued)

(Unaudited)

Due to the complexity and magnitude of the acquisition and since the acquisition was closed after the reporting date and a short period of time prior to publishing these financial statements, it is impracticable to disclose supplemental pro forma information as well as other information required.

b. Taiyo acquisition

On July 14, 2011, Teva acquired effectively 100% of Taiyo Pharmaceutical Industry Co. Ltd. (“Taiyo”) outstanding shares for $1,090 million in cash. Taiyo has developed a large portfolio of generic products in Japan with over 550 marketed products and its advanced production facilities enable it to produce a wide range of dosage forms on a large scale.

The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

Taiyo’s results of operations were included in Teva’s consolidated financial statements commencing July 2011.

c. Japanese venture

On September 26, 2011, Teva acquired from Kowa Company Ltd. the remaining 50% of the Japanese venture for a purchase price of $150 million. This acquisition, together with the Taiyo acquisition described above, will enable Teva to expand its Japanese operations.

Part of Teva’s existing investment in Teva Kowa, which was accounted for using the equity method, was remeasured to fair value on the acquisition date, with an increase of $57 million over the book value recognized as part of general and administrative expenses. The gain is a result of an increase in the venture’s value. Teva is currently evaluating the fair value of assets acquired and liabilities assumed in the acquisition.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

d. CureTech

On September 28, 2011, Teva exercised its option to invest $19 million in CureTech Ltd. (“Curetech”), a biotechnology company developing novel, broad-spectrum, immune modulating products for the treatment and control of cancer. In addition, Teva is obligated to invest up to $50 million in CureTech’s research and development activity. Teva’s holding in CureTech after the exercise of the option increased from 33% to 75%. Teva holds an option to acquire full ownership of CureTech.

Teva’s existing investment in CureTech, which was accounted for using the equity method, was remeasured to fair value on the acquisition date, with an increase of $78 million over the book value recognized as part of general and administrative expenses. The gain reflects an increase in CureTech’s value and represents the progress in CureTech’s research through the day Teva acquired control.

An amount of $127 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for two products.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

e. Laboratoire Theramex acquisition

On January 5, 2011, Teva completed the acquisition of Theramex, Merck KGaA’s European-based women’s health business, for €267 million in cash (approximately $355 million) and certain limited performance-based milestone payments. Theramex has a broad portfolio of women’s health and gynecology products sold in over 50 countries, primarily France and Italy.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

As of September 30, 2011, no significant adjustments were recorded to the assets acquired or to the liabilities assumed and the resulting goodwill.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements — (Continued)

(Unaudited)

f. Corporación Infarmasa acquisition

On January 26, 2011, Teva acquired Corporación Infarmasa (“Infarmasa”), a top ten pharmaceutical company in Peru, from The Rohatyn Group and Altra Investments.

Infarmasa manufactures and commercializes branded and unbranded generic drugs, primarily corticosteroids, antihistamines, analgesics and antibiotics. Infarmasa’s product offerings has enhanced Teva’s portfolio in the market, especially in the area of antibiotics, where Infarmasa has the leading brand in Peru.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

As of September 30, 2011, no significant adjustments were recorded to the assets acquired or to the liabilities assumed and the resulting goodwill.

g. Consumer health care partnership with Procter & Gamble

On March 24, 2011, Teva and The Procter & Gamble Company (“P&G”) announced the signing of a master agreement to create a consumer health care partnership combining the companies’ over-the-counter pharmaceutical businesses (“OTC”) in all markets outside North America. In addition, Teva will manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business. The partnership is commencing activities in the beginning of November 2011.

h. Ratiopharm acquisition

On August 10, 2010, Teva acquired Merckle ratiopharm Group (“ratiopharm”) for a total cash consideration of $5.2 billion. The transaction was accounted for as a business combination. Ratiopharm’s results of operations were included in Teva’s consolidated financial statements commencing August 2010.

The cash consideration was financed through Teva’s internal resources, the issuance of $2.5 billion in senior notes and credit lines, including credit agreements for an aggregate amount of $1.5 billion that were repaid by June 30, 2011.

No major adjustments were recorded to the assets acquired or to the liabilities assumed and the resulting goodwill throughout the measurement period.

i. Securitization

During the third quarter of 2011, Teva securitized approximately $200 million of its trade receivables. The deal was accounted for as a sale type transaction.

NOTE 3 – Issuance of senior notes:

In March 2011, a finance subsidiary of the Company issued an aggregate of $750 million principal amount of senior notes as described in the table below. All such notes are guaranteed by Teva.

	Annual	Principal
Issuer	interest rate	amount issued	Due
	%	(U.S. $ in millions)
Teva Pharmaceutical Finance III, B.V.	LIBOR plus 0.5	$500	March 2014

Teva Pharmaceutical Finance III, B.V. *	1.70	$250	March 2014

*	In March 2011, the Company entered into interest rate swap agreements with respect to these notes (see note 11).

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements — (Continued)

(Unaudited)

NOTE 4 – Inventories:

Inventories consisted of the following:

	September 30, 2011	December 31, 2010

	U.S. $ in millions
	Unaudited	Audited
Finished products	$2,378	$1,948
Raw and packaging materials	1,483	1,237
Products in process	679	579
	4,540	3,764
Materials in transit and payments on account	130	102

	$4,670	$3,866

NOTE 5 – Convertible senior debentures:

During the nine months ended September 30, 2011, convertible senior debentures were redeemed or converted as follows:

	Nine months ended September 30, 2011
	Principal amount redeemed/converted	Number of shares converted into
	(U.S. $ in millions)	(In millions)
1.75% convertible senior debentures due 2026	$814	1.2
0.25% convertible senior debentures due 2024	9	0.2
0.50% convertible senior debentures due 2024	3	0.1
0.25% convertible senior debentures due 2026	*	*

	$826	1.5

*	Less than $0.5 million of principal amount was converted into less than 0.05 million shares.

NOTE 6 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three and nine months ended September 30, 2011 and 2010, respectively, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures.

In computing diluted earnings per share for the nine months ended September 30, 2011, no account was taken of the potential dilution of the 1.75% convertible senior debentures due 2026, amounting to 1 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

The net income and the weighted average number of shares used in the computation of basic and diluted earnings per share for the three and nine months ended September 30, 2011 and 2010 are as follows:

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements — (Continued)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011		2010
	(in millions)
Net income attributable to Teva	$916	$1,050		$2,253	$2,560
Interest expense on convertible senior debentures and issuance costs, net of tax benefits	*	11	*		33

Net income used for the computation of diluted earnings per share	$916	$1,061		$2,253	$2,593

Weighted average number of shares used in the computation of basic earnings per share	888	899		892	895
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	2	4		3	6
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	**	18		1	20

Weighted average number of shares used in the computation of diluted earnings per share	890	921		896	921

*	Less than $0.5 million.
**	Less than 0.5 million.

NOTE 7 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, including those required by the U.S. health care reform, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements — (Continued)

(Unaudited)

NOTE 8 – Equity:

a. Comprehensive income (loss)

Comprehensive income (loss) is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	U.S. $ in millions
	2011	2010	2011	2010
Net income	$918	$1,052	$2,263	$2,566
Other comprehensive income (loss), net of tax:
Currency translation adjustment, net of tax	(1,300)	1,500	(19)	156
Unrealized gain (loss) on derivative financial instruments	54	(85)	1	(78)
Unrealized gain (loss) from available-for-sale securities, net of tax	(23)	(3)	(44)	26
Realization and reclassification adjustment on available for sales securities, net of tax	(1)	2	(2)	(24)

Total comprehensive income (loss)	(352)	2,466	2,199	2,646
Comprehensive income attributable to the non-controlling interests	(2)	2	(10)	(2)

Comprehensive income (loss) attributable to Teva	$(354)	$2,468	$2,189	$2,644

b. Share repurchase program

In December 2010, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $1 billion of its ordinary shares/ADSs over a period of 12 months.

During the three and nine months ended September 30, 2011, Teva spent approximately $254 million and $749 million, respectively, to repurchase approximately 6.1 million and 16.0 million of its shares.

NOTE 9 – Entity-wide disclosures:

Net sales by geographic area were as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	U.S. $ in millions
	2011	2010	2011	2010
North America	$2,183	$2,724	$6,346	$7,500
Europe	1,344	1,001	4,166	2,624
International markets	817	525	2,124	1,579

	$4,344	$4,250	$12,636	$11,703

NOTE 10 – Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements — (Continued)

(Unaudited)

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of September 30, 2011 and December 31, 2010 are classified in the tables below in one of the three categories described above:

	September 30, 2011
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$198	$—	$—	$198
Cash deposits and other	887	—	—	887
Marketable securities*:
Auction rate securities	—	—	40	40
Collateral debt obligations	5	—	1	6
Equity securities	91	—	—	91
Structured investment vehicles	—	97	—	97
Other	29	—	—	29
Derivatives **:
Liabilities derivatives - mainly options and forward contracts	—	(94)	—	(94)
Interest rate and cross-currency swaps (liabilities)	—	(72)	—	(72)
Asset derivatives—mainly options and forward contracts	—	59	—	59
Interest rate swaps	—	4	—	4

Total	$1,210	$(6)	$41	$1,245

	December 31, 2010
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$389	$—	$—	$389
Cash deposits and other	859	—	—	859
Marketable securities*:
Auction rate securities	—	—	77	77
Collateral debt obligations	9	—	1	10
Equity securities	109	—	—	109
Structured investment vehicles	—	82	—	82
Other—mainly debt securities	23	—	—	23
Derivatives **:
Liabilities derivatives—mainly options and forward contracts	—	(16)	—	(16)
Interest rate and cross—currency swaps (liabilities)	—	(70)	—	(70)
Assets derivatives—mainly options and forward contracts	—	17	—	17

Total	$1,389	$13	$78	$1,480

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.

**	Derivatives primarily represent foreign currency and option contracts, interest rate and cross-currency swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements — (Continued)

(Unaudited)

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs:

	September 30,	December 31,
	2011	2010
	U.S. $ in millions
Carrying value at the beginning of the period	$78	$76
Amount realized	(59)	(9)
Net change to fair value:
Included in earnings—finance expense—net	22	7
Included in other comprehensive income (loss)	—	4

Carrying value at the end of the period	$41	$78

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables is usually identical or close to their carrying value. The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the senior notes and the interest rate and cross currency swap agreements included under long-term liabilities amounted to $3,676 million and $3,787 million at September 30, 2011 and December 31, 2010, respectively, based on quoted market values and prevailing market rates. The fair value of interest rate swap agreements included under long term investments and receivables amounted to $4 million at September 30, 2011.

The fair values and the carrying amounts of derivatives, senior notes and convertible senior debentures with an earliest date of redemption within 12 months are assets of $59 million and $17 million (derivatives) and liabilities of $2,140 million and $1,734 million (senior notes, convertible senior debentures and derivatives) at September 30, 2011 and December 31, 2010, respectively. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. At September 30, 2011 and December 31, 2010, the credit loss was $164 million and $266 million, respectively.

NOTE 11 – Derivative instruments and hedging activities:

a. Interest rate and cross-currency swaps

During the second quarter of 2010, the Company entered into swap agreements with respect to its $1 billion principal amount of 3.00% Senior Notes due 2015. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to euros. As a result of these agreements, Teva pays a fixed rate of 2.36% on the euro principal amount, as compared to the stated 3.00% fixed rate on the dollar principal amount.

During the first quarter of 2011, the Company entered into swap agreements with respect to its $250 million principal amount of 1.70% Senior Notes due 2014. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of three months LIBOR plus an average 0.39% on the $250 million principal amount, as compared to the stated 1.70% fixed rate.

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In April 2011, Teva entered into short term hedge transactions to reduce the exposure resulting mainly from payroll costs denominated in New Israeli Shekel.

The above transactions qualify for hedge accounting.

In April 2011, Teva entered into interest rate swap agreements with respect to its 6.15% Senior Notes due 2036. As a result, Teva was to pay an effective interest rate of three months LIBOR plus an average 1.88% on the $986 million principal amount and receive a fixed rate of 6.15% on such amount. The transaction was terminated in May 2011 with a net gain of $53 million, which is reflected in financial expenses-net.

In May 2011, Teva entered into economic hedge transactions to help protect Teva’s European subsidiaries from anticipated sales exposure resulting from the fluctuation of the US dollar against the Euro, the result of which is reflected in financial expenses—net.

b. Derivative instrument disclosure

The fair value of derivative instruments consists of:

	Reported under	September 30,	December 31,
		2011	2010
		U.S. $ in millions
Asset derivatives, comprising interest rate swap agreements, designated as hedging instruments	Long-term investments and receivables	$4	$—
Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments	Deferred taxes and other current assets	59	17
Liability derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments	Senior notes and loans	72	70
Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments	Accounts payable	94	16

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $66 million and losses of $14 million were recognized under financial expenses—net for the nine months ended September 30, 2011 and 2010, respectively, and losses of $55 million and gains of $104 million were recognized under financial expenses-net for the three months ended September 30, 2011 and 2010, respectively. Such losses offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate and cross-currency swap agreements, gains of $14 million were recognized under financial expenses—net for the nine months ended September 30, 2011 and 2010, and gains of $4 million and $6 million were recognized under financial expenses—net for the three months ended September 30, 2011 and 2010, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

NOTE 12 – Recently adopted and issued accounting pronouncements:

In September 2011, the Financial Accounting Standard Board (“FASB”) amended the guidance for goodwill impairment testing. The amendment provides entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for

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impairment would not be required. The amendment also removes the carry forward option of the reporting unit fair value from one year to the next. The amendment is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. Early adoption is permitted. Teva decided to adopt the amendment and believes that the adoption will not have a significant impact on its consolidated financial statements.

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. Teva believes that the adoption will not have a material impact on its consolidated financial statements.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. Teva believes that the adoption will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s).

In December 2010, the FASB issued a clarification of the accounting treatment of fees paid to the federal U.S. government by pharmaceutical manufacturers. These amendments were effective on January 1, 2011, when the fee initially became effective. According to the clarification, these fees are recorded as an operating expense in the consolidated financial statements of income. Implementing this clarification did not have a material effect on our consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The provisions of the amendment were adopted on January 1, 2011, with no significant impact on our consolidated financial statements.

NOTE 13 – Legal settlements, acquisition and restructuring expenses and impairment:

Legal settlements, acquisition and restructuring expenses and impairment consisted of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	U.S. $ in millions
	2011	2010	2011	2010
Restructuring expenses	$29	$21	$89	$34
Impairment of long-lived assets	16	27	30	30
Acquisition expenses	7	6	17	21
Legal settlements and reserves	(1)	(1)	216	(7)

Total	$51	$53	$352	$78

On May 31, 2011, Teva announced that it had reached a settlement with Pfizer Inc. of patent litigation related to generic versions of Pfizer’s Neurontin® (gabapentin) capsules and tablets sold by Teva and its subsidiary IVAX Pharmaceuticals. The settlement between the parties provides for a full release of Teva and its subsidiaries, and a one-time payment to Pfizer, which was made in the second quarter. The financial terms of the settlement are confidential.

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On July 20, 2011, Teva signed a settlement agreement with Novartis regarding patent litigation related to amlodipine/benazepril (Lotrel®). The settlement provides for a full release for past sales and a royalty-free license for future sales of all strengths. The financial terms of the settlement are confidential. During the second quarter of 2011, Teva established a provision fully covering the settlement.

Teva has reached a settlement in principle with the plaintiffs in approximately one-third of the propofol product liability cases where hepatitis C infection was alleged, and has established a provision in the financial statements covering both the settlement and the estimated cost of the remainder of these cases.

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NOTE 14 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and vigorously pursues the defense or settlement of each such action, including those described below. Based upon the status of these cases, management’s assessment of the likelihood of damages, the potential exposure involved relative to insurance coverage (if any) and the advice of counsel, no provision has been made in Teva’s financial statements for any of such actions except as otherwise noted below.

Teva records a provision to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions. Based on currently available information, Teva believes that none of the proceedings brought against the Company described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva may incur significant legal and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although Teva currently has insurance coverage for certain products and types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or be ultimately found to relate to damages that are not covered by Teva’s policy. Furthermore, insurance for additional products may be difficult to obtain.

Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were based on a reasonable royalty, the amount would be related to a percentage of the sales of Teva’s generic product. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. All such sales figures given below are based on IMS data. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation. Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the U.S. Although the legislation concerning generic pharmaceuticals, as well as patent law, is different in countries other than the U.S. where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available products continues to expand, the number of product liability claims asserted against Teva has increased. Teva believes that it maintains product liability insurance coverage in amounts and with terms that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by

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insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Matters

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary IVAX Pharmaceuticals, Inc. (“IVAX”) also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and IVAX, finding that their products did not infringe Pfizer’s patent. In September 2007, the Court of Appeals for the Federal Circuit (the “Federal Circuit”) reversed the summary judgment decision and remanded the case for further proceedings. On April 5, 2011, the District Court denied Teva’s motion for summary judgment, in which Teva had asserted that Pfizer should be precluded from claiming lost profits damages and should instead be limited to seeking a reasonable royalty. The patent at issue expires in 2017. On May 16, 2011, a trial in this matter commenced. On May 31, 2011, this case was dismissed pursuant to a settlement between the parties, which provides for a full release of Teva and a one-time payment to Pfizer. The financial terms of the settlement are confidential. Alpharma also entered into a settlement with Pfizer, toward which Teva contributed a portion pursuant to the terms of Teva’s agreement with Alpharma.

In May 2007, Teva commenced sales of its 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg amlodipine besylate/benazepril capsules. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007. In June 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. On July 20, 2011, this case was dismissed pursuant to a settlement between the parties, which provides for a full release of Teva. The financial terms of the settlement are confidential, and a provision has been included in the financial statements.

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007. In June 2007, the Federal Court denied Lilly’s request to prohibit the Minister of Health from issuing Teva Canada’s final regulatory approval. Shortly after the launch by Teva Canada, Lilly filed an action for patent infringement. In October 2009, the patent at issue, which expired on April 24, 2011, was held by the Federal Court to be invalid. In July 2010, the Federal Court of Appeal set aside the judgment, with two grounds of invalidity being sent back to the Federal Court for reconsideration in accordance with the Court of Appeal’s instructions. The hearing on the two remaining grounds of invalidity took place in January 2011, and judgment has been reserved. On February 10, 2011, the Supreme Court of Canada denied Teva Canada’s application for leave to appeal the decision of the Federal Court of Appeal. Were Lilly ultimately to be successful, Teva Canada could be required to pay damages related to its sales of olanzapine tablets.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. Teva’s sales of its pantoprazole sodium tablets to date are approximately $1.1 billion. In September 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense on the compound patent, based on the record before the Court. In May 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. The patent at issue expired on July 19, 2010, and the innovator has been granted pediatric exclusivity, which expired on January 19, 2011. In April 2010, the jury returned a verdict finding that the patent is not invalid, and in July 2010, the District Court denied Teva’s motion to overturn the verdict. Teva believes that it has substantial grounds for appeal of the District Court’s decision on invalidity and intends to pursue its appeals vigorously. On March 3, 2011, the District Court granted Wyeth’s motion to strike the patent misuse

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defenses, but granted Teva leave to replead, which Teva did on April 1, 2011. On September 29, 2011, the District Court granted Wyeth/Altana’s motion to strike the patent misuse defense in part, leaving one aspect of the defense in the case, and denied the motion to dismiss the counterclaim against Wyeth/Altana. Were Teva to prevail on the patent misuse claim, the patent may be rendered unenforceable. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, however, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets. The parties are in discovery on the remaining patent and damages issues. While an award of damages is reasonably possible, Teva continues to believe that it is not probable that it will be liable for damages in this matter.

In January 2011, APP Pharmaceuticals and Teva launched gemcitabine HCl for injection in 200 mg and 1 g single dose vials. Gemcitabine HCl for injection is the generic version of Eli Lilly and Company’s Gemzar®, which had sales of approximately $785 million for the twelve months ended December 2010. In March 2010, the United States District Court for the District of Indiana ruled that Lilly could not enforce its method of use patent against Teva based on a ruling in a separate case by Lilly against Sun finding Lilly’s patent invalid due to double patenting. Lilly’s appeal of the ruling in Teva’s case was stayed pending the Federal Circuit’s consideration of the appeal in the Sun case. In July 2010, the Federal Circuit affirmed the ruling in the Sun case and in November 2010 denied Lilly’s petition for en banc review of that decision. On January 28, 2011, Lilly filed a petition for certiorari in the Sun case with the United States Supreme Court. On May 16, 2011, the United States Supreme Court denied Lilly’s petition. On July 5, 2011, the Federal Circuit issued a mandate summarily affirming the District Court’s order, thereby effectively ending Lilly’s infringement case against Teva.

***

Teva’s leading innovative product, Copaxone® (glatiramer acetate), from which it derives substantial revenues and which contributes disproportionately to its profits, faces intense patent challenges in various jurisdictions, as described below. Although Teva believes that Copaxone® has strong patent protection and that an equivalent generic version would be difficult to develop, if the FDA were to approve one or more generic versions of Copaxone® and Teva’s patents were successfully challenged, or if there were a launch at risk, Teva would face generic competition for Copaxone®, which is likely to affect its results of operations adversely.

In July 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. In August 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it and methods of using it. The lawsuit triggered a stay of any FDA approval of the Sandoz ANDA for a period of 30 months. Although the 30-month stay expired in January 2011, Teva has not moved for a preliminary injunction because it does not believe that FDA approval of the Sandoz ANDA is likely in the near future. Sandoz and Momenta filed their answers to Teva’s complaint in November 2008, asserting several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and unenforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. In December 2009, Sandoz filed a motion for summary judgment of invalidity based on indefiniteness, which was denied in September 2010. In December 2009, Teva filed a separate complaint against Sandoz and Momenta alleging infringement of four “marker” non-Orange Book patents, the last of which expires in February 2020. In January 2010, Sandoz moved to dismiss these claims, arguing that their alleged infringing acts were protected under statute and/or not ripe at the current time, and a hearing on the motion was held on January 19, 2011. This case has been consolidated with the ANDA litigation against Mylan and Natco described below.

In October 2009, after learning that Mylan Laboratories, Inc. had filed an ANDA containing Paragraph IV certifications with the FDA for a generic version of Copaxone®, Teva filed a complaint against Mylan and Natco Pharma Limited in the United States District Court for the Southern District of New York, alleging infringement of each of the seven Orange Book patents. Mylan and Natco’s answers to the complaint also included declaratory judgment claims with respect to two non-Orange Book patents. In September 2010, Teva filed a separate complaint against Mylan and Natco alleging infringement of the four “marker” patents. Mylan has moved to dismiss this complaint. In November 2010, Mylan filed a motion for summary judgment of invalidity based on indefiniteness, which was denied on August 24, 2011.

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Teva’s motion for summary judgment of no inequitable conduct was denied on June 17, 2011. A bench trial on this issue, which began on July 11, 2011, concluded on July 22, 2011. On August 24, 2011, the District Court issued its claim construction opinion, in which it adopted all relevant Teva claim construction interpretations and rejected all of the claim construction interpretations put forth by Sandoz/Momenta and Mylan/Natco. A trial on the issues of validity and infringement took place from September 7 to 21, 2011. Post-trial briefing concluded on October 31, 2011, and a ruling is expected in the coming months.

On March 1, 2011, Generics [UK] Limited initiated a revocation action against Yeda in respect of a U.K. patent relating to Copaxone®. Teva, the exclusive licensee of the patent, is not a party to the action. Generics [UK] Limited has also requested a declaration that a generic glatiramer acetate product meeting certain specifications would not infringe that patent. Pursuant to a case management order agreed by the parties and made by the Court on May 6, 2011, a trial has been set to begin on May 8, 2012. The action is currently in the discovery stage.

On August 4, 2011, Mylan initiated revocation proceedings against Yeda in respect of a French patent relating to Copaxone®. A trial date has not yet been scheduled.

Product Liability Matters

On June 23, 2011, the United States Supreme Court held, in Pliva, Inc. et al. v. Mensing, one of the metoclopramide cases mentioned below, that product liability claims brought under a “failure to warn” theory against generic pharmaceutical manufacturers are preempted by federal law, which requires that a generic drug have the same label as the branded drug. Teva believes that this decision is likely to reduce its aggregate exposure in currently pending product liability lawsuits, including those described below, although the extent of such effect is uncertain at this time.

Barr and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy), and a much smaller number involve Cenestin® (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 5,500 cases have been dismissed, leaving approximately 471 pending. To date, Barr and Duramed products have been identified in 458 of those cases. Additional dismissals are possible. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in approximately 2,000 product liability lawsuits brought against them and other manufacturers, including Watson Laboratories, Inc., by plaintiffs claiming injuries from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. One of Teva’s subsidiaries has conditionally agreed to indemnify Watson for certain of the claims that have been asserted against it. The claims in such lawsuits include allegations of neurological disorders, including tardive dyskinesia, as a result of ingesting the product. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this syndrome increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. It has not yet been determined how many plaintiffs actually used a Teva product. If the plaintiffs cannot demonstrate that they used a Teva product, Teva expects to be dismissed from at least some of those cases. The first trial is currently scheduled to begin on March 5, 2012 in Dallas County, Texas.

Teva Parenteral Medicines, Inc. is a defendant in approximately 185 lawsuits in state court in Las Vegas, Nevada relating to its propofol product. The plaintiffs in these lawsuits claim that they were infected with the hepatitis C virus as a result of the re-use by medical practitioners at a number of commonly owned endoscopy centers of single-patient vials of propofol on more than one patient. The medical practitioners are currently the subject of criminal proceedings relating to their re-use of single patient vials. Teva’s propofol product states in its label that it is for single-patient use only and that aseptic techniques must be followed at all times when using the product. Teva has reached a settlement in principle with the plaintiffs in approximately one-third of these cases, and has established a provision in the financial statements covering both the settled cases and the remainder of these cases (based on the assumption that they settle on similar financial terms). Teva is also named as a defendant in approximately 100 other cases brought on behalf of over 4,000 additional plaintiffs who were patients at these endoscopy centers, but who have not contracted the virus. These plaintiffs allege a cause of action based on the fear of contracting an infectious disease. Almost all of these cases have been consolidated into a single proceeding.

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In May 2010, the jury in the first propofol trial returned a verdict in favor of plaintiffs for $5.1 million in compensatory damages and awarded $356 million in punitive damages against Teva and $144 million in punitive damages against Baxter, the distributor of the product. The trial judge ordered Teva to post a bond of approximately $580 million (covering both Teva and Baxter’s damages together with estimated post-judgment interest for three years) to stay execution of the judgment pending appeal, and Teva did so in August 2010. Teva has appealed this verdict, and the appeal has been fully briefed. The Nevada Supreme Court has decided that the en banc panel will hear the appeal. An oral argument date has not yet been scheduled.

On October 7, 2011, the jury in the second propofol trial returned a verdict in favor of the plaintiffs for a total of $20.1 milion in compensatory damages against Teva, Baxter and McKesson (a subsequent distributor of the product). On October 10, 2011, the jury awarded $89.375 million in punitive damages against Teva, $55.25 million in punitive damages against Baxter and $830 million in punitive damages against McKesson.

On October 10, 2011, the jury in the third propofol trial returned a verdict in favor of the plaintiffs for a total of $14 million in compensatory damages against Teva and Baxter. On October 12, 2011, the jury awarded $60 million in punitive damages against Teva and $30 million in punitive damages against Baxter.

Teva believes that it has numerous grounds for reversal of all of these jury verdicts on appeal and does not believe that an award of damages in these matters is probable.

On June 13, 2011, an arbitration panel issued a final ruling, by a 2-1 vote, that Baxter is entitled to indemnification from Teva for the punitive damages awarded by the juries in these trials, in addition to the compensatory damages. On September 15, 2011, the Delaware Chancery Court entered an order confirming the arbitration panel’s ruling.

Competition Matters

In April 2006, Teva and its subsidiary Barr Laboratories were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product, certain retail chain pharmacies that purchased the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint did not name Teva or Barr as a defendant. In March 2010, the Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. In November 2009, another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee. This lawsuit was dismissed in December 2010. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

On October 31, 2011, the Court issued its decision regarding Apotex’s invalidity claims as to Cephalon’s Patent No. RE37,516. The Court found the patent to be invalid based on, among other things, obviousness and unenforceable based on inequitable conduct. The Court indicated it would proceed to rule on Apotex’s infringement claims in a subsequent decision. Cephalon is considering its appeal options. The decision did not address Apotex or any other plaintiffs’ antitrust claims, which the company intends to vigorously defend.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro®) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s office on behalf of a group of state attorneys general was closed without further action in December 2001. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. In November 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the Court of Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the direct purchaser plaintiffs. In October 2008, the Federal Circuit affirmed the

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

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(Unaudited)

grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs. The plaintiffs filed a petition for certiorari to the United States Supreme Court, which was denied in June 2009. In April 2010, the Second Circuit also affirmed the grant of summary judgment in the defendants’ favor on all claims by the direct purchaser plaintiffs. These plaintiffs filed a petition for certiorari to the United States Supreme Court, which was denied on March 7, 2011. As a result, the federal actions have effectively ended. All but three state cases have been dismissed. In the California case, the court granted defendants’ summary judgment motions in August 2009, and directed the entry of final judgment in September 2009. Plaintiffs have appealed this decision, and on October 31, 2011, the appeals court affirmed the grant of summary judgment by the trial court. Plaintiffs have 40 days to petition for review by the California Supreme Court, which has discretion whether to accept the case for appeal. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva Pharmaceuticals USA, Inc. (“Teva USA”), Sicor Inc. (“Sicor”), IVAX, and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers, as described below. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation.

A number of state attorneys general, approximately 47 counties in New York and the City of New York have filed various actions against the Teva parties (either collectively or individually) relating to reimbursements or drug price reporting under Medicaid or other programs. The Teva parties have reached settlements with the states of Alaska, Florida, Hawaii, Idaho, Iowa, Kentucky and Texas, as well as with the New York litigants, and remain parties to litigation in Illinois, Kansas, Louisiana, Mississippi, Missouri, Oklahoma, South Carolina, Utah and Wisconsin. In addition to the actions relating to their Medicaid programs, the states of Mississippi and South Carolina have brought actions on behalf of their state health plans. Settlements in principle have been reached with counsel for the actions in Missouri and Oklahoma, as well as the Mississippi health plan. A provision for the cases, including the settlements, has been included in the financial statements.

Additionally, class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). In March 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement in July 2008, and the settlement is awaiting final court approval. A provision for these matters, including Sicor’s share of the MDL settlement payment, was included in the financial statements.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The defendants have not yet filed any responsive pleading. The Department of Justice declined to join in the matter.

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(Unaudited)

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged non-compliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, including for oversight by governmental authorities and the response costs associated with such oversight and for any related damages to natural resources. Teva and/or its subsidiaries have been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s (or its predecessors’) facilities or former facilities that may have adversely impacted a site.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators or other potentially responsible parties. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties, in amounts not currently determinable, and the recovery of certain state costs and natural resource damages may require that corrective action measures be implemented.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2010, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

We are a global pharmaceutical company that develops, produces and markets generic drugs covering all major treatment categories. We are the leading generic pharmaceutical company in the world, as well as in the U.S., in terms of both total and new prescriptions. We also have a significant and growing branded pharmaceutical product line, including Copaxone® for multiple sclerosis and Azilect® for Parkinson’s disease, respiratory products and women’s health products.

The generic pharmaceutical industry as a whole, and therefore our own operations, are affected by demographic trends such as an aging population and a corresponding increase in healthcare costs, governmental budget constraints and spending decisions of healthcare organizations, as well as broad economic trends. In each of our markets around the globe, governments as well as private insurers are working to control growing healthcare costs, and there is an increasing recognition of the importance of generics in providing access to affordable pharmaceuticals, although these conditions also enhance pressure on generic pricing. In addition, the generic pharmaceutical industry, particularly in the U.S., has been significantly affected by consolidation among managed care providers, large pharmacy chains, wholesaling organizations and other buyer groups. Generic pharmaceutical companies also face intense competition from brand-name pharmaceutical companies seeking to counter generic products. We believe that our broad pipeline and balanced business model, combining generic as well as branded generic, innovative, respiratory, women’s health, over-the-counter and biosimilar pharmaceutical products as well as API, coupled with our geographic diversity, are key strategic assets in addressing these trends.

Results of Operations

Comparison of Three Months Ended September 30, 2011 to Three Months Ended September 30, 2010

Highlights

Among the highlights of the third quarter of 2011 were:

•

net sales reached $4,344 million, an increase of 2%, or $94 million, over the third quarter of 2010. Sales in North America declined by $541 million, or 20%, due to lower generic sales in the U.S., partially offset by higher sales of Copaxone®. In our European and International markets, sales grew in comparison to the third quarter of 2010; in Europe by $343 million, or 34%, and in our International markets by $292 million, or 56%;

•

net income attributable to Teva was $916 million, a decline of 13%, or $134 million, compared to the third quarter of 2010. Operating income was $1,035 million, a decline of 13%, or $153 million, compared to the third quarter of 2010. Earnings per fully-diluted share was $1.03, a decline of 10% compared to $1.15 in the third quarter of 2010;

•

global in-market sales of Copaxone® reached a record $1,021 million, an increase of 26% over the comparable quarter of 2010, driven by price increases in the U.S. as well as volume growth both in the U.S. and globally;

•	global in-market sales of Azilect® reached $97 million, an increase of 20% compared to the third quarter of 2010, primarily due to volume growth in Europe;

•	the consolidation of Taiyo’s results commencing July 2011;

•	net financial expenses of $67 million, compared with net financial expenses of $3 million during the third quarter of 2010;

•	cash flow generated from operating activities of $482 million, as compared with $1,194 million in the third quarter of 2010;

•

the weighted average fully-diluted number of shares declined to 890 million from 921 million in the third quarter of 2010, primarily due to the redemption and conversion of convertible senior debentures, as well as share repurchases;

•

exchange rate differences between the third quarter of 2011 and the comparable quarter of 2010 had a positive impact on sales of approximately $148 million and a negligible impact on operating income; and

•

In June and July 2011, we entered into new and revised syndicated credit agreements providing an aggregate of $6.5 billion for use in financing the acquisitions of Cephalon and Taiyo, among other things. In July, we borrowed approximately $1 billion in connection to the Taiyo acquisition. In September 2011, we entered into an additional bridge loan facility for $1.5 billion, and in October 2011 we entered into a further loan agreement for $0.5 billion to provide additional liquidity. On October 11, 2011, we borrowed approximately $6.5 billion under the June and September credit facilities for the acquisition of Cephalon.

Acquisitions and Joint Ventures

Cephalon

On October 14, 2011, Teva acquired the total shareholdings and control of Cephalon, Inc. (“Cephalon”) for total consideration of $6.5 billion in cash. Cephalon is a global biopharmaceutical company with a strong marketed portfolio and pipeline of branded products. The acquisition diversifies our branded portfolio and is expected to enhance our late-stage innovative pipeline.

Taiyo

On July 14, 2011, Teva acquired effectively 100% of the outstanding shares of Taiyo Pharmaceutical Industry Co. Ltd. (“Taiyo”) for $1.1 billion in cash. Taiyo has developed one of the largest portfolios of generic products in Japan with over 550 marketed products and its advanced production facilities enable it to produce a wide range of dosage forms on a large scale.

Taiyo’s results of operations were included in Teva’s consolidated financial statements commencing July 2011.

Japanese venture

On September 26, 2011, Teva acquired from Kowa Company Ltd. the remaining 50% of the Japanese venture for a purchase price of $150 million. This acquisition, together with the Taiyo acquisition described above, will enable Teva to expand its Japanese operations.

CureTech

On September 28, 2011, Teva exercised its option to invest $19 million in CureTech Ltd. (“Curetech”), a biotechnology company developing novel, broad-spectrum, immune modulating products for the treatment and control of cancer. In addition, Teva is obligated to invest up to $50 million in CureTech’s research and development activity. Teva’s holding in CureTech after the exercise of the option increased from 33% to 75%. Teva holds an option to acquire full ownership of CureTech.

Consumer Health Care Partnership with Procter & Gamble

On March 24, 2011, Teva and The Procter & Gamble Company (“P&G”) announced the signing of a master agreement to create a consumer health care partnership that will combine the companies’ over-the-counter pharmaceutical businesses (“OTC”) in all markets outside North America. In addition, Teva will manufacture products to supply the joint venture’s markets as well as P&G’s existing North American OTC business. The partnership is expected to commence activities in the beginning of November 2011.

Financial Data

The following table presents certain financial data as a percentage of net sales for the period indicated and the percentage change for each item as compared to the comparable quarter of last year:

	Percentage of net sales Three months ended September 30,		Percentage Change
	2011	2010	2011 from 2010
	%	%	%
Net sales	100.0	100.0	2
Gross profit	51.7	58.0	(9)
Research and development expenses—net	5.2	5.6	(5)
Selling and marketing expenses	18.6	17.7	7
General and administrative expenses	2.6	5.5	(53)
Legal settlements, acquisition and restructuring expenses and impairment	1.2	1.2	(4)
Purchase of research and development in process	0.3	—	—
Operating income	23.8	28.0	(13)
Financial expenses—net	1.5	0.1	2,133
Income before income taxes	22.3	27.9	(18)
Provision for income taxes	0.8	3.1	(75)
Share in losses of associated companies—net	0.4	*	—
Net income attributable to non-controlling interests	*	0.1	—
Net income attributable to Teva	21.1	24.7	(13)

*	Less than 0.05%.

Sales

General

Net sales for the three months ended September 30, 2011 reached $4,344 million, an increase of 2% over the third quarter of 2010. The growth in sales was attributable primarily to higher Copaxone® sales (primarily in North America), organic growth in Europe, other international markets and Canada, the inclusion of ratiopharm’s sales from August 2010 and Taiyo’s sales from July 2011, the inclusion of certain sales from our venture in Japan and sales of Theramex and Infarmasa, and higher sales of respiratory products in the U.S., as well as the positive effect of exchange rate differences. These increases resulted in a net increase of only 2% in sales because they were offset by significantly lower sales of generics in the U.S., as well as a reduction of sales resulting from lower sales of branded women’s health products in the U.S., as well as a reduction of sales resulting from the disposition of our pharmacy chain in Peru.

Sales by Geographic Area

The following table presents net sales by geographic area for the three months ended September 30, 2011 and 2010:

Sales by Geographic Area

	Three months ended September 30,				Percentage Change 2011 from 2010
	2011	2010	% of 2011	% of 2010
	U.S. dollars in millions
North America	$2,183	$2,724	50%	64%	(20%)
Europe*	1,344	1,001	31%	24%	34%
International markets	817	525	19%	12%	56%

Total	$4,344	$4,250	100%	100%	2%

* All members of the European Union as well as Switzerland and Norway.

North America

Sales in North America for the three months ended September 30, 2011 were $2,183 million, a decrease of 20%, or $541 million, from the comparable quarter of 2010. The reduction was primarily attributable to lower sales of generic pharmaceuticals and branded women’s health products in the U.S., which was partially offset by an increase in sales of Copaxone®, an increase in sales in Canada and an increase in sales of respiratory products. The decrease in sales of generics in the U.S. was primarily the result of the following:

•

the loss of exclusivity and/or increased competition on our generic versions of Effexor XR® (venlafaxine HCl ER), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™), Cozaar® (losartan potassium), Hyzaar® (losartan potassium and hydrochlorothiazide), Mirapex® (pramipexole dihydrochloride), Protonix® (pantoprazole), Lotrel® (amlodipine and benazepril) and Yasmin® (drospirenone, which we market as Ocella™), as well as a significant decrease in sales of other products; and

•	the absence of significant new launches.

This decrease was partially offset by increase in sales of Teva’s generic version of Pulmicort® (budesonide inhalation).

Sales in North America benefited from:

•	continued growth in sales of Copaxone® in the U.S., which reached $752 million this quarter, an increase of $164 million, or 28%, over the third quarter of 2010, due to price and volume increases; and

•	an increase of 39% in sales in Canada, and of 32% in local currency terms, primarily resulting from the inclusion of ratiopharm.

Among the most significant generic products we sold in the U.S. in the third quarter of 2011 were generic versions of Pulmicort® (budesonide inhalation), Adderall XR® (mixed amphetamine salts ER), Accutane® (isotretinoin, which we market as Claravis™), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™) and Yasmin® (drospirenone, which we market as Ocella™).

In the third quarter of 2011, we maintained our U.S.-leading market share of pharmaceutical prescriptions, despite a decrease in total prescriptions of 58 million to approximately 581 million in the twelve months ended September 30, 2011, or 14.7% of total U.S. prescriptions for such period. In the same twelve-month period, our generic prescriptions decreased by 58 million to 552 million, or 18.2% of total U.S. generic prescriptions.

During the third quarter of 2011, we launched four new generic products in the U.S.: generic versions of Gemzar® (gemcitabine for injection), Seasonique® (levonorgestrel/ethinyl estradiol and ethinyl estradiol, which we market as Camrese™), Xyzal® (levocetirizine) and Keppra XR® (levetiracetam ER).

In addition, generic versions of the following ten branded products were sold during the third quarter of 2011 in the U.S. that were not sold in the comparable quarter of 2010 (listed in order of launch date): Prevacid® Solutab™ (lansoprazole ODT), Aricept® ODT™ (donepezil orally disintegrating tablets), Phentermine capsules, Femhrt® (norethindrone acetate and ethinyl estradiol) and Femcon® Fe (norethindrone and ethinyl estradiol tablets, chewable, and ferrous fumerate tablets), Antabuse® (disulfiram), Aricept® (donepezil hydrochloride tablets), Femara® (letrozole), Nasacort AQ® (triamcinolone acetonide) and Levaquin® (levofloxacin tablets).

Below are the abbreviated new drug application (“ANDA”) approvals that we received from the FDA during the third quarter of 2011:

Product	Form		Approval date	Brand name	Annual brand sales $ millions (IMS)*
Alfuzosin	ER tablets		July 18, 2011	Uroxatral®	241
Amlodipine / benazepril	Tablets		July 19, 2011	Lotrel®	263
Pregabalin	Capsules	**	August 4, 2011	Lyrica®	1,736
Emtricitabline / tenofovir	Tablets	**	August 16, 2011	Truvada®	1,819
Risedronate	Tablets	**	August 17, 2011	Actonel®	326
Levocetirizine	Tablets		August 22, 2011	Xyzal®	174
Levetiracetam	ER tablets		September 12, 2011	Keppra XR®	161
Efavirenz / emtircitabine / tenofovir	Tablets	**	September 30, 2011	Atripla®	2,414

*	For the 12 months ended June 30, 2011.
**	Tentative approval.

We expect that our future sales in North America will be fueled by our strong U.S. generic pipeline, which, as of October 18, 2011, included 180 product registrations awaiting final FDA approval (including some products through strategic partnerships), 44 of which have received tentative approvals. Collectively, the branded products covered by these applications had U.S. sales of over $117 billion in the twelve months ended June 30, 2011. Of these applications, 124 were “Paragraph IV” applications challenging patents of the branded products. We believe we are the first to file with respect to 75 of these applications, covering branded products that had U.S. sales of more than $55 billion in the twelve months ended June 30, 2011. IMS reported branded product sales are one of the many indicators of the potential future value of a launch, but equally important are the mix and timing of competition, as well as cost-effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture. We take into consideration a variety of legal and commercial factors in determining when to launch an approved product, which may affect the specific launch date.

On January 31, 2011, we received a warning letter from the FDA relating to our oral solid dose manufacturing facility in Jerusalem, citing cGMP deficiencies related to laboratory reporting and systems. We worked diligently to address the FDA’s observations and to resolve any outstanding FDA concerns. The letter had some effect on our supply capabilities. Following a June 2011 follow-up inspection which concluded with no observations, we received on September 9, 2011, a close-out letter from the FDA. The letter is formal notification that we have addressed the issues raised in the warning letter.

In December 2009, the FDA issued a warning letter relating to our Irvine, California injectable products manufacturing facility. We voluntarily ceased production at the facility during the second quarter of 2010, and are executing a remediation plan required by the FDA. In April 2011, we resumed limited manufacturing activity. We have been working closely with the FDA and are gradually releasing more products for distribution. During the third quarter of 2011, we incurred uncapitalized production costs, consulting expenses and write-offs of inventory of approximately $22 million. If we are unable to resume full production and sale of injectable products within the timeframe currently expected, or if we further change our plans as to the scale of operations or products, we will incur additional expenses, and there may be further impairment of tangible and intangible assets. At September 30, 2011, we had approximately $51 million of intangible assets and approximately $225 million of fixed assets and inventory relating to products produced at the Irvine facility.

On July 31, 2009, we entered into a consent decree with the FDA with respect to the operations of Teva Animal Health. As a result of the consent decree, the FDA mandated that all Teva Animal Health products be recalled and all finished goods inventory be destroyed. In October 2010, Teva Animal Health resumed selling certain third party manufactured products. Remediation of the facilities is continuing. At September 30, 2011, we had approximately $61 million of intangible assets and approximately $77 million of fixed assets and inventory relating to animal health products.

Europe

Sales in Europe amounted to $1,344 million, an increase of 34% over the third quarter of 2010. The increase in sales is due to the inclusion of ratiopharm’s sales since August 2010 and the inclusion of sales of Theramex, higher sales of generic pharmaceuticals on a pro-forma basis (i.e., compared to the combined sales of Teva, ratiopharm and Theramex in the third quarter of 2010) and higher sales of Copaxone®, as well as the positive effect of changes in foreign exchange rates. In local currency terms, sales grew by 24%.

Highlights for the third quarter of 2011 in our European region include the following. All comparisons are to the third quarter of 2010:

•

on a pro-forma basis, sales in the five major European markets, Germany, the U.K., France, Italy and Spain increased by 14% in local currency term. Sales in the U.K. benefitted from the settlement of litigation with Pfizer related to atorvastatin;

•	on a pro-forma basis and excluding Copaxone®, our sales in Europe grew by 7%, with sales in Germany growing by 8%;

•

the gap in market share between the ratiopharm brand and the number one brand in the market for generic pharmaceuticals in Germany has narrowed further. Teva’s generics brands in Germany, including ratiopharm, reached the number one position for the month of September; and

•	Copaxone® sales in Europe grew significantly.

New regulatory measures have impacted market growth in Poland, Portugal and Hungary. In Poland, our sales were negatively impacted by customers’ inventory reductions in anticipation of new legislation that will come into effect in January 2012. In Portugal and Hungary, regulatory measures implemented in the last quarter continued to increase pricing pressure on generic pharmaceuticals. The generics market in Italy and Spain continued to grow despite new regulatory measures implemented in the second quarter.

International Markets

Our International markets include all countries other than the U.S., Canada, EU member states, Switzerland and Norway. Our sales in these countries reached an aggregate of $817 million in the third quarter of 2011, an increase of 56% over the third quarter of 2010. The growth in sales was attributable to higher sales in Japan due to the consolidation of Taiyo’s results commencing in July 2011 and to the inclusion of certain sales from our venture in Japan commencing January 2011, higher sales in Russia, Latin America and Israel, as well as the positive effect of changes in foreign exchange rates. Sales also benefited from the consolidation of ratiopharm’s and Infarmasa’s results. The increase was partially offset by the reduction in sales in Peru resulting from the sale of our pharmacy chain. In local currency terms, sales grew by 49%.

Approximately 42% of our sales in International markets were generated in Russia, Israel and other Eastern European markets, 30% in Asia, 25% in Latin America, and 3% in all other markets.

Sales in our International markets in the third quarter of 2011, in comparison to the third quarter of 2010, primarily reflect the following factors:

•

our sales in Russia and other Eastern European markets grew by 39% in dollar terms and by 34% in local currency terms. Pro-forma generic sales in Russia grew by 27% in local currency terms. Regional growth is primarily due to increased sales of generics and Copaxone® in Russia, as well as high growth in the Ukraine and Kazakhstan. The rate of growth was affected by flat sales in South Eastern Europe;

•

IMS recently ranked Teva as the fifth largest pharmaceutical company in Russia, up from sixth place a year ago, and the second largest generic pharmaceutical company in Russia, based on sales in the first half of 2011;

•	in Israel, sales grew by 14% and by 9% in local currency terms, primarily driven by strong medical product sales and by sales of products for which we act as distributor;

•

sales in Asia in the third quarter of 2011 increased compared to the third quarter of 2010, due to the higher sales in Japan stemming from the consolidation of Taiyo’s results commencing in July 2011, as well as the inclusion of certain sales from our venture in Japan in the third quarter of 2011, higher sales of Copaxone® and higher sales of generic products in South East Asian countries; and

•

in Latin America, sales grew by 15% in dollar terms, and by 13% in local currency terms, primarily driven by strong generic pharmaceutical sales in Argentina and Peru due to the consolidation of Infarmasa commencing February 2011, as well as increased sales of Copaxone® in Argentina and higher sales of our branded products in Brazil. The increase was partially offset by a reduction in sales as a result of the sale of our pharmacy chain in Peru in February 2011. Pharmaceutical sales grew by 22% on a pro forma basis (i.e., compared to the combined sales of Teva, Infarmasa, Theramex and without the sales of our pharmacy chain in Peru in the third quarter of 2010).

Sales by Product Line

The following table presents a breakdown of net sales by product line for the three months ended September 30, 2011 and 2010:

Sales by Product Line

	Three months ended September 30,		% of 2011	% of 2010	Percentage Change 2011 from 2010
	2011	2010
	U.S. dollars in millions
Generics and other*	$2,763	$2,968	64%	70%	(7%)
Innovative products	999	770	23%	18%	30%
Specialty respiratory products	238	207	5%	5%	15%
Active pharmaceutical ingredients	183	159	4%	3%	15%
Women’s health products	123	116	3%	3%	6%
Biosimilars	38	30	1%	1%	27%

Total	$4,344	$4,250	100%	100%	2%

*	“Other” includes nonpromoted branded products, medical devices, over-the-counter products, distributed products and animal health products.

Generics and Other

Sales of generic pharmaceuticals and other products declined by $205 million, or 7%, in the third quarter of 2011 over the third quarter of 2010.

Our largest market for generics is the U.S., accounting for approximately 31% of total sales of generics and other products in the third quarter of 2011, or $845 million. Sales of generics in the U.S. declined by approximately $782 million, or 48%, from the third quarter of 2010. U.S. sales included approximately $36 million of products sold in the third quarter of 2011 that were not sold in the third quarter of 2010, as discussed above under “Sales by Geographic Area — North America”. Sales of new products were offset by declines in sales of previously-launched products, primarily those where we had exclusive or semi-exclusive rights in the third quarter of 2010, such as the generic versions of Effexor XR® (venlafaxine HCl ER), Cozaar® (losartan potassium), Hyzaar® (losartan potassium and hydrochlorothiazide), Mirapex® (pramipexole dihydrochloride tablets), Protonix® (pantoprazole), Lotrel® (amlodipine and benazapril), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™) and Yasmin® (drospirenone, marketed as Ocella™ ).

Generics and other products in non-U.S. markets grew by $577 million, or 43%, in the third quarter of 2011 over the comparable period in 2010. The growth primarily reflected organic growth, the inclusion of ratiopharm’s sales, the consolidation commencing July 2011 of Taiyo sales, the consolidation of certain sales from our venture in Japan, the addition of Infarmasa’s sales, as well as an exchange rate impact of approximately $120 million. The increase was partially offset by the loss of sales of our pharmacy chain operation in Peru following its sale in February 2011. In local currency terms, sales of generics and other products from non-U.S. markets grew approximately by 34%.

Innovative Products

Teva’s sales of Copaxone® and Azilect® amounted to $999 million this quarter, an increase of 30% over the third quarter of 2010. Total global in-market sales of Copaxone® and Azilect® in the quarter were $1,118 million, an increase of 26% over the comparable quarter of 2010.

Copaxone®. In the third quarter of 2011, Copaxone® (glatiramer acetate) continued to be the leading multiple sclerosis therapy in the U.S. and globally. During the third quarter of 2011, global in-market sales of Copaxone® reached record sales of $1,021 million, an increase of 26% over the comparable quarter of 2010. U.S. sales increased by 28% to $752 million, as a result of price increase in 2011 as well as volume growth. In-market sales of Copaxone® outside the U.S. totaled $268 million, an increase of 22% over the third quarter of 2010, reflecting overall unit growth of 17% with strong growth in several European and Latin American markets, including Italy, the U.K., Germany, Spain and Brazil.

In October 2011 Teva took over the distribution of Copaxone® in Germany from Sanofi-Aventis. During the fourth quarter of 2011 we will assume distribution and marketing rights in the following countries: Sweden, Denmark, Norway, Portugal, Austria and the Netherlands. Distribution and marketing rights in the remaining European markets will be transferred to Teva during the first quarter of 2012.

U.S. in-market sales accounted for 74% of global Copaxone® in-market sales in the third quarter of 2011 compared with 73% in the third quarter of 2010.

According to September 2011 IMS data, Copaxone® reached a market share in the U.S. in terms of total prescriptions of 40.0%. In new prescription terms, its market share was 38.9%.

Azilect®. Our once-daily treatment for Parkinson’s disease, Azilect® (rasagiline tablets), continued to grow. Global in-market sales in the quarter reached $97 million compared to $81 million in the third quarter of 2010, an increase of 20%, primarily attributable to volume growth in Europe (principally Germany, France and Spain). According to September 2011 IMS data for the U.S. market, Azilect® reached market share of 5.2% and 4.9% in terms of total and new prescriptions respectively.

Specialty Respiratory Products

Our global respiratory products had sales of $238 million in the third quarter of 2011, an increase of 15% compared to $207 million in the third quarter of 2010, primarily driven by higher sales of ProAir™ and Qvar® in the U.S. These figures do not include revenues attributable to respiratory products that are sold in the U.S. as generic drugs (e.g., budesonide). Sales in the U.S. were $164 million, a 30% increase compared to the third quarter of 2010. ProAir™ maintained its leadership in the short-acting beta agonist (SABA) market in the U.S., with an average market share of 50.3% during the quarter. This quarter, Qvar’s® average share of 22.2% of all inhaled corticosteroids, maintained its second-place position in terms of new and total prescriptions.

Respiratory sales outside the U.S. totaled $74 million, a 9% decrease compared to the comparable quarter of 2010, primarily as a result of lower sales in the U.K. and Germany.

Active Pharmaceutical Ingredients (API)

API sales to third parties amounted to $183 million this quarter, an increase of 15% from the third quarter of 2010. This growth occurred principally in our International markets and in North America and is largely attributable to increased demand from existing customers, as well as several new product launches.

Women’s Health Products

Our global women’s health products had sales of $123 million in the third quarter of 2011, an increase of 6% compared to $116 million in the third quarter of 2010, primarily driven by the inclusion of the sales of Theramex products in Europe. In the U.S., sales decreased by 28% mainly due to a competitor’s introduction of a generic version of Seasonique® in July. These figures do not include revenues attributable to products that are sold in the U.S. as generic drugs (e.g., drospirenone and ethinyl estradiol).

Biosimilars

In the third quarter of 2011, sales of biosimilar pharmaceuticals reached $38 million, as compared with $30 million in the comparable quarter of 2010. These sales were generated primarily in our European and International markets. The increase is primarily attributable to higher sales of our filgrastim and epoetin theta products in Europe. We currently sell human growth hormone in the U.S., granulocyte colony stimulating factor (GCSF) in most European countries, and epoetin theta in several countries in Europe.

Other Income Statement Line Items

Gross Profit

In the third quarter of 2011, gross profit amounted to $2,246 million, a decrease of 9%, or $221 million, compared to the third quarter of 2010. The decrease in gross profit was a result of lower sales of generics is the U.S., costs related to regulatory actions taken in facilities and higher charges related to the amortization of ratiopharm’s intangible assets, which commenced in the first quarter of 2011. This was partially offset by higher sales in Europe and in our International markets, increased sales of Copaxone® and lower inventory step-up.

The decrease in gross margin from 58.0% to 51.7% primarily reflects the product mix in the U.S., as well as the factors described above.

Research and Development (R&D) Expenses

Net R&D spending for the quarter totaled $227 million, 5% decline compared to the comparable quarter in 2010. As a percentage of sales, R&D spending was 5.2% in the third quarter of 2011, compared to 5.6% in the third quarter of 2010. This decrease was driven by lower legal expenses related to generic products in the U.S. and reflects the timing of the expense. Approximately 50% of our R&D expenditures was for our innovative products, respiratory products, women’s health products and biosimilar products, and the remainder was for generic R&D.

A portion of our R&D activities is conducted through joint ventures, primarily the Teva-Lonza joint venture. Our share in R&D expenses of these joint ventures is reflected in the income statement under “share in losses of associated companies—net.”

Last week, we held a meeting with the FDA to discuss the NDA for laquinimod. Following the meeting we now believe that it would be premature to file an NDA at this time. The FDA has offered to work with us to determine the best design for conducting an additional trial.

Selling and Marketing Expenses

Selling and marketing expenses in the third quarter of 2011 amounted to $806 million, an increase of 7% over the third quarter of 2010. As a percentage of sales, selling and marketing expenses increased to 18.6% for the third quarter of 2011 from 17.7% in the third quarter of 2010.

The increase in dollar terms was primarily due to the consolidation of the results of ratiopharm, Taiyo and Theramex as well as changes in currency exchange rates. The increase was partially offset by lower royalty payments on generic products in the U.S. (primarily lower payments on our generic versions of Effexor XR®, Yaz® and Mirapex®, partially offset by higher payments on generic version of Pulmicort®).

Teva has an agreement with Sanofi-Aventis for the marketing of Copaxone® in Europe and other markets. Copaxone® is co-promoted with Sanofi-Aventis in Germany, France, Spain, the Netherlands and Belgium, and is marketed solely by Sanofi-Aventis in certain other European markets, Australia and New Zealand. In 2010, we assumed the distribution and marketing responsibilities for Copaxone® in the U.K., the Czech Republic and Poland. By 2012, we expect to assume the marketing responsibilities for Copaxone® in all European countries. Upon termination, Sanofi-Aventis will be entitled to an agreed-upon termination consideration of 6% of the in-market sales of Copaxone® in the applicable countries for an additional two-year period. Although we expect to record higher revenues as a result of this change, we will also become responsible for certain marketing and administrative expenses, which will no longer be shared with Sanofi-Aventis.

General and Administrative (G&A) Expenses

G&A expenses were $112 million in the third quarter of 2011, representing 2.6% of sales, as compared to $236 million and 5.5% of sales in the third quarter of 2010. The decrease was mainly due to our acquisition of additional holdings in CureTech and in our Japanese venture, which allowed us to gain control of these entities, triggering a gain of $135 million, relating to our prior holdings in these companies. The decrease was partially offset by higher expenses in Japan. Going forward, we expect our G&A expenses to return to historical levels.

Legal Settlements, Acquisition and Restructuring Expenses and Impairment

Legal settlements, acquisition and restructuring expenses and impairment resulted in an expense of $51 million in the third quarter of 2011, as compared to an expense of $53 million in the third quarter of 2010. See Note 13 to the Condensed Consolidated Financial Statements.

Purchase of Research and Development in Process

During the third quarter of 2011, we paid a milestone of $15 million related to a generic development contract, which was recorded as in process research and development. No research and development in process was purchased in the third quarter of 2010.

Operating Income

Operating income was $1,035 million in the third quarter of 2011, compared to $1,188 million in the third quarter of 2010. As a percentage of sales, operating income was 23.8% compared to 28.0% in the third quarter of 2010.

The decline in operating income was due to factors previously discussed, primarily the lower sales of generic products in the U.S., higher selling and marketing expenses, higher charges related to amortization of ratiopharm’s purchased intangible assets, which commenced in the first quarter of 2011 as well as the purchase of research and development in process recorded in the third quarter of 2011. These factors were partially offset by increases in sales of generics outside the U.S., and of Copaxone® globally, as well as lower general and administrative expenses and lower research and development expenses. The decrease in operating margin primarily reflects the lower sales of generic products in the U.S.

Financial Expenses

Net financial expenses for the third quarter of 2011 amounted to $67 million, compared to $3 million during the third quarter of 2010.

The increase in financial expenses primarily reflects the sharp appreciation in the exchange rate of the U.S. dollar against most currencies, which negatively impacted certain of our assets and liabilities. This impact was only partially compensated for by hedging gains. Financial expenses also increased due to higher debt levels related to the financing of the Taiyo acquisition, compared to the third quarter of 2010. In addition, the third quarter of 2010 included relatively high financial income due to the hedging of the euro-denominated purchase price for ratiopharm.

Tax Rate

The provision for taxes for the third quarter of 2011 amounted to $33 million, on pre-tax income of $968 million, compared with $133 million on pre-tax income of $1,185 million in the comparable quarter of 2010. The tax rate is determined by using an estimated annual tax rate of 4% for 2011 as compared with an annual tax rate of 8% in 2010. The low effective tax rate estimated for 2011 is primarily the result of the geographical mix and type of products expected to be sold during 2011 as compared to 2010. We expect that the tax rate in future years will be higher.

Net Income and Share Count

Net income attributable to Teva for the third quarter of 2011 amounted to $916 million, compared to net income attributable to Teva of $1,050 million in the third quarter of 2010. This decrease was due to the factors previously discussed, including lower sales of generic products in the U.S., higher financial expenses as well as higher selling and marketing expenses. These factors were partially offset by the increase in overall sales, a decrease in general and administrative expenses, as well as decrease in the provision for taxes. Net income attributable to Teva as a percentage of sales was 21.1% in the third quarter of 2011, compared to 24.7% in the third quarter of 2010. Diluted earnings per share were $1.03 for the third quarter of 2011, compared to $1.15 for the third quarter of 2010.

Net income attributable to Teva, used for computing diluted earnings per share, is calculated after adding back interest expenses on convertible senior debentures and issuance costs (net of tax benefits) of $11 million for the three months ended September 30, 2010.

During the quarter, share repurchases totaled approximately 6.1 million shares at an average price of $42.03 per share, for an aggregate purchase price of approximately $254 million. Overall, Teva has repurchased 17.9 million shares for approximately $848 million, or an average price of $47.47 per share, following the authorization in December 2010 of a repurchase plan of up to $1 billion over the following 12 months.

For the third quarter of 2011, the weighted average fully diluted share count was 890 million, as compared to 921 million for the third quarter of 2010, due to the redemption and conversion of convertible senior debentures during February 2011 and share repurchases described above.

Comparison of nine months Ended September 30, 2011 to nine months Ended September 30, 2010

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2011 and 2010. Additional factors affecting the nine month comparison are described below.

The following table presents certain financial data as a percentage of net sales for the periods indicated and the percentage change for each item as compared to the nine months ended September 30, 2011 and 2010:

	Percentage of net sales Nine months ended September 30,		Percentage Change 2011 from 2010
	2011	2010
	%	%	%
Net sales	100.0	100.0	8
Gross profit	52.5	56.4	*
Research and development expenses—net	5.6	5.7	7
Selling and marketing expenses	19.3	18.3	14
General and administrative expenses	4.9	5.2	2
Legal settlements, acquisition and restructuring expenses and impairment	2.8	0.7	351
Purchase of research and development in process	0.1	§	67
Operating income	19.8	26.5	(19)
Financial expenses—net	0.7	1.5	(52)
Income before income taxes	19.1	25.0	(17)
Provision for income taxes	0.9	2.9	(68)
Share in losses of associated companies—net	0.3	0.1	147
Net income attributable to non-controlling interests	0.1	0.1	67
Net income attributable to Teva	17.8	21.9	(12)

*	Less than 0.5%.
§	Less than 0.05%.

Sales

General

Net sales for the nine months ended September 30, 2011 reached $12,636 million, an increase of 8% over the comparable period of 2010.

Sales by Geographic Area

The following table presents the breakdown of net sales by geographic area for the nine months ended September 30, 2011 and 2010:

Sales by Geographic Area

	Nine months ended September 30,		% of 2011	% of 2010	Percentage Change 2011 from 2010
	2011	2010
	U.S. dollars in millions
North America	$6,346	$7,500	50%	64%	(15%)
Europe*	4,166	2,624	33%	22%	59%
International markets	2,124	1,579	17%	14%	35%

Total	$12,636	$11,703	100%	100%	8%

*	All members of the European Union as well as Switzerland and Norway.

North America

Sales in North America for the nine months ended September 30, 2011 amounted to $6,346 million, a decrease of 15% over the comparable period of 2010.

Among the most significant generic products we sold in U.S. in the first nine months of 2011 were generic versions of Pulmicort® (budesonide inhalation), Adderall XR® (mixed amphetamine salts ER), Accutane® (isotretinoin, which we market as Claravis™), Yaz® (drospirenone and ethinyl estradiol, which we market as Gianvi™) and Yasmin® (drosperinone, which we market as Ocella™).

In March 2010, President Obama signed healthcare reform legislation into law. With the passage of the legislation, initial improvements in both access to coverage and market reforms began. While more significant changes to the U.S. healthcare system and additional improvements in coverage and access will not begin until 2014, most companies have begun to incur costs related to the legislation in 2010. A few of the material provisions that will reduce revenue are an increase in the Medicaid rebate rates for both generic and brand products, and the expansion of coverage under the 340B drug pricing program, both of which became effective January 1, 2010; an extension of rebates to cover Medicaid managed care participants, which became effective in March 2010; an extension of the Medicare coverage gap (the “donut hole”) and certain revisions in the definition of average manufacturer price, both of which became effective on January 1, 2011; and the imposition of a brand manufacturer tax for the next ten years, will vary between $2.5 billion and $4.2 billion per year, with the first payment due in 2011 based on 2010 data. We have incorporated estimates of the effects of healthcare reform in our results of 2011, based on certain assumptions. However, many of the specific determinations necessary to implement the new legislation have yet to be decided. As a result, our actual results may vary from current estimates.

Europe

Sales in Europe were $4,166 million in the first nine months of 2011, an increase of 59% over the first nine months of 2010.

Since the beginning of 2011, Teva has received 702 generic approvals in Europe relating to 148 compounds in 304 formulations, including seven EMA approvals valid in all EU member states. As of September 30, 2011, we had approximately 2,639 marketing authorization applications pending approval in 30 European countries, relating to 300 compounds in 568 formulations, including 14 applications pending with the EMA.

International

Our International region, which includes countries other than the U.S., Canada, EU member states, Norway and Switzerland, had sales of $2,124 million in the first nine months of 2011, an increase of 35% over the comparable period of 2010.

Sales by Product Line

The following table presents a breakdown of net sales by product line for the nine months ended September 30, 2011 and 2010:

Sales by Product Line

	Nine months ended September 30,		% of 2011	% of 2010	Percentage Change 2011 from 2010
	2011	2010
	U.S. dollars in millions
Generics and other*	$8,079	$7,967	64%	68%	1%
Innovative products	2,850	2,297	22%	20%	24%
Specialty respiratory products	707	621	6%	5%	14%
Active pharmaceutical ingredients	550	460	4%	4%	20%
Women’s health products	345	278	3%	2%	24%
Biosimilars	105	80	1%	1%	31%

Total	$12,636	$11,703	100%	100%	8%

*	“Other” includes nonpromoted branded products, medical devices, over-the-counter products, distributed products and animal health products.

Generics and Other

Sales of generics and other products grew by $112 million, or 1%, in the first nine months of 2011 over the comparable period in 2010. Our largest market for generics is the U.S., accounting for approximately 33% of the total sales of generics and other products in the first nine months of 2011. Sales of generics and other products in the U.S. declined by approximately $1,823 million, or 40%, relative to the comparable period in 2010.

Generics and other products from non-U.S. markets grew by $1,935 million, or 56%, in the nine months of 2011 over the comparable period in 2010.

Innovative Products

Teva’s sales of Copaxone® and Azilect® amounted to $2,850 million during the first nine months of 2011, an increase of 24% over the first nine months of 2010. Total global in-market sales of Copaxone® and Azilect® in the first nine months of 2011 were $3,169 million, an increase of 22% over the comparable period of 2010.

Copaxone®. During the first nine months of 2011, global in-market sales of Copaxone® reached $2,885 million, an increase of 21% over the comparable period of 2010.

Azilect®. Global in-market sales in the first nine months reached $284 million, an increase of 24% over the comparable period of 2010.

Specialty Respiratory Products

Our global respiratory portfolio recorded sales of $707 million in the first nine months of 2011, as compared to sales of $621 million during the comparable period of 2010, an increase of approximately 14%.

Active Pharmaceutical Ingredients (API)

API sales to third parties reached $550 million in the first nine months of 2011, an increase of 20% over the comparable period of 2010.

Women’s Health Products

Our global women’s health business recorded sales of $345 million, an increase of 24% over sales of $278 million in the first nine months of 2010.

Biosimilars

During the first nine months of 2011, sales of biosimilar pharmaceuticals reached $105 million, as compared with $80 million in the comparable period in 2010.

Other Income Statement Line Items

Gross Profit

Gross profit amounted to $6,634 in the first nine months of 2011, compared to $6,601 for the comparable period of 2010. Gross profit margin was 52.5% in the first nine months of 2011, compared to 56.4% for the comparable period of 2010.

Research and Development (R&D) Expenses

Net R&D spending for the first nine months grew by 7% over the comparable period of 2010 and reached $709 million. This increase was primarily driven by the inclusion of ratiopharm and Theramex R&D.

Selling and Marketing Expenses

Selling and marketing expenses, which represented 19.3% of net sales, amounted to $2,442 million in the first nine months of 2011, as compared to 18.3% of net sales and $2,147 million in the comparable period of 2010.

In April 2008, we assumed the distribution of Copaxone® in the U.S. and Canada from our former partner, Sanofi-Aventis. Under the terms of our agreements with Sanofi-Aventis, we paid Sanofi-Aventis 25% of the in-market sales of Copaxone® in the U.S. and Canada through March 31, 2010, which we recorded as a selling and marketing expense. As a result, in 2010 we had one quarter of payments to Sanofi-Aventis while in 2011 we did not record these payments.

General and Administrative (G&A) Expenses

G&A expenses were $617 million in the first nine months of 2011, or 4.9% of net sales, compared to $607 million, or 5.2% of net sales for the same period in 2010.

Legal Settlements, Acquisition and Restructuring Expenses and Impairment

Legal settlements, acquisition and restructuring expenses and impairment were $352 million in the first nine months of 2011, as compared to $78 million in the first nine months of 2010.

Purchase of Research and Development in Process

During the first nine months of 2011, we paid a milestone of $15 million related to a generic development contract, which was recorded as in process research and development, as compared to purchases of $9 million of research and development in process, in the first nine months of 2010.

Operating Income

Operating income reached $2,499 million in the first nine months of 2011, compared to $3,097 million in the first nine months of 2010. As a percentage of sales, operating margin was 19.8% as compared to 26.5% in the comparable period of 2010.

Financial Expenses

Net financial expenses for the first nine months of 2011 were $85 million, compared with $178 million during the first nine months of 2010. The first nine months of 2010 included relatively high financial expenses due to the hedging of the euro-denominated purchase price for ratiopharm.

Tax Rate

The provision for taxes for the first nine months of 2011 amounted to $109 million on pre-tax income of $2,414 million, as compared with $336 million on pre-tax income of $2,919 million in the comparable period of 2010. The tax rate for the first nine months of 2011 reflects an estimated annual tax rate for 2011 of 4% as compared with an annual tax rate of 8% in 2010. The low effective tax rate estimated for 2011 is primarily the result of the geographical mix and type of products expected to be sold during 2011 as compared to 2010. We expect that the tax rate in future years will be higher.

Net Income and Share Count

Net income attributable to Teva for the nine months ended September 30, 2011 totaled $2,253 million, compared to $2,560 million in the comparable period of 2010. Diluted earnings per share was $2.51 for the first nine months of 2011, compared to $2.82 for the comparable period of 2010. Net income attributable to Teva as a percentage of sales was 17.8% in the first nine months of 2011, compared to 21.9% in the comparable period of 2010.

For the first nine months of 2011, the weighted average diluted share count was 896 million, as compared to 921 million for the first nine months of 2010.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective time periods:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	U.S. dollars in millions
Amortization of purchased intangible assets	161	144	481	404
Costs related to regulatory actions taken in facilities	35	—	130	—
Restructuring expenses	29	21	89	34
Inventory step-up	19	54	44	54
Impairment of long-lived assets	16	27	30	30
Purchase of research and development in process	15	—	15	9
Acquisition expenses	7	6	17	21
Expense (income) in connection with legal settlements and reserves	(1)	(1)	216	(7)
Financial hedging (income) expenses in connection with the ratiopharm acquisition	—	(45)	—	102
Gain from the sale of marketable securities that were previously impaired	—	—	—	(24)
Net of corresponding tax benefit	(86)	(74)	(244)	(190)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, principally relating to settlements in connection with intellectual property lawsuits, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; financial hedging expenses in connection with the ratiopharm acquisition; gains from the sale of marketable securities that were previously impaired; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental Non-GAAP Income Data

	Three months ended September 30,		Percentage of Net Sales Three months ended September 30,		Percentage Change 2011 from 2010
	2011	2010	2011	2010
	U.S. dollars and shares in millions (except per share amounts)%			%	%
Net sales	4,344	4,250	100.0	100.0	2
Gross profit	2,451	2,656	56.4	62.5	(8)
Operating income	1,316	1,439	30.3	33.9	(9)
Income before income taxes	1,249	1,391	28.8	32.7	(10)
Provision for income taxes	119	207	2.7	4.9	(43)
Net income attributable to Teva	1,111	1,182	25.6	27.8	(6)
Earnings per share attributable to Teva — Diluted	1.25	1.30			(4)
Weighted average number of shares — Diluted	890	921

	Nine months ended September 30,		Percentage of net sales Nine months ended September 30,		Percentage Change 2011 from 2010
	2011	2010	2011	2010
	U.S. dollars and shares in millions (except per share amounts)%			%	%
Net sales	12,636	11,703	100.0	100.0	8
Gross profit	7,262	7,034	57.5	60.1	3
Operating income	3,521	3,642	27.9	31.1	(3)
Income before income taxes	3,436	3,542	27.2	30.3	(3)
Provision for income taxes	353	526	2.8	4.5	(33)
Net income attributable to Teva	3,031	2,993	24.0	25.6	1
Earnings per share attributable to Teva — Diluted	3.38	3.29			3
Weighted average number of shares — Diluted	896	921

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Three months ended September 30, 2011				Three months ended September 30, 2010
	U.S. dollars in millions (except per share amounts)				U.S. dollars in millions (except per share amounts)
	GAAP	Reconciliation	Variance non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS	GAAP	Reconciliation	Variance non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net sales	4,344	—	4,344	—	4,250	—	4,250	—
Cost of sales	2,098	(205)	1,893	(0.23)	1,783	(189)	1,594	(0.21)
Gross profit	2,246	205	2,451	0.23	2,467	189	2,656	0.21

Research and development expenses - net	227	—	227	—	239	—	239	—
Selling and marketing expenses	806	(10)	796	(0.01)	751	(9)	742	(0.01)
General and administrative expenses	112	—	112	—	236	—	236	—
Legal settlements, acquisition and restructuring expenses and impairment	51	(51)	—	(0.06)	53	(53)	—	(0.06)
Purchase of research and development in process	15	(15)	—	(0.02)	—	—	—	—

Operating income	1,035	281	1,316	0.32	1,188	251	1,439	0.28
Financial expenses – net	67	—	67	—	3	45	48	0.05
Provision for income taxes	33	86	119	0.10	133	74	207	0.08

Net income attributable to Teva	916	195	1,111	0.22	1,050	132	1,182	0.15

Earnings per share attributable to Teva:
Basic	1.03	0.22	1.25		1.17	0.15	1.32
Diluted	1.03	0.22	1.25		1.15	0.15	1.30
Weighted average number of shares:
Basic	888	—	888		899	—	899
Diluted	890	—	890		921	—	921
Add back for diluted earnings per share calculation	*		*		11		11
Effective tax rate	3%	6%	9%		11%	4%	15%

*	Less than $0.5 million.

	Nine months ended September 30, 2011				Nine months ended September 30, 2010
	U.S. dollars in millions (except per share amounts)				U.S. dollars in millions (except per share amounts)
	GAAP	Reconciliation	Variance non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS	GAAP	Reconciliation	Variance non-GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net sales	12,636	—	12,636	—	11,703	—	11,703	—
Cost of sales	6,002	(628)	5,374	(0.70)	5,102	(433)	4,669	(0.47)
Gross profit	6,634	628	7,262	0.70	6,601	433	7,034	0.47

Research and development expenses - net	709	—	709	—	663	—	663	—
Selling and marketing expenses	2,442	(27)	2,415	(0.03)	2,147	(25)	2,122	(0.03)
General and administrative expenses	617	—	617	—	607	—	607	—
Legal settlements, acquisition and restructuring expenses and impairment	352	(352)	—	(0.39)	78	(78)	—	(0.08)
Purchase of research and development in process	15	(15)	—	(0.02)	9	(9)	—	(0.01)

Operating income	2,499	1,022	3,521	1.14	3,097	545	3,642	0.59
Financial expenses – net	85	—	85	—	178	(78)	100	(0.08)
Provision for income taxes	109	244	353	0.27	336	190	526	0.20

Net income attributable to Teva	2,253	778	3,031	0.87	2,560	433	2,993	0.47

Earnings per share attributable to Teva:
Basic	2.52	0.88	3.40		2.86	0.48	3.34
Diluted	2.51	0.87	3.38		2.82	0.47	3.29
Weighted average number of shares:
Basic	892	—	892		895	—	895
Diluted	896	—	896		921	—	921
Add back for diluted earnings per share calculation	*		*		33		33
Effective tax rate	4%	6%	10%		12%	3%	15%

*	Less than $0.5 million.

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for the first nine months of 2011 amounted to $353 million, or 10% of pre-tax non-GAAP income of $3,436 million. The provision for taxes in the comparable period of 2010 was $526 million, or 15% on pre-tax income of $3,542 million. The non-GAAP tax rate for the first nine months of 2011 reflects our estimated annual non-GAAP tax rate for 2011 of 10% as compared to an annual non-GAAP tax rate of 13% in 2010. The exceptionally low expected annual effective tax rate for 2011, as compared to the annual non-GAAP tax rate in 2010 and to our estimate for future years, is primarily the result of the geographic mix and type of products to be sold in 2011.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2010. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2010 for a summary of all significant accounting policies.

Following recent acquisitions, the Company reassessed its estimates of the useful lives of property and machinery used in the determination of depreciation, based on management’s review of actual physical condition and usage, normal wear and tear, technological change, and industry practice. Following this change in estimates, the estimated useful life of buildings was changed from a range of 25 to 50 years to an aggregate useful life of 40 years, and the estimated useful life of machinery was changed to a range of useful life of 15 to 20 years from a range of 7 to 15 years. The impact of the change in estimates is not material to the financial statements.

Recently Adopted and Issued Accounting Pronouncements

See the Notes to the Condensed Consolidated Financial Statements included in this report.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, new Israeli shekel, Canadian dollar, British pound sterling, Russian ruble, Japanese yen and Hungarian forint) affect our results.

When compared with the third quarter of 2010, certain currencies relevant to our operations increased in value against the U.S. dollar: the euro by 10%, the new Israeli shekel by 7%, the Canadian dollar by 6%, the British pound sterling by 4%, the Russian ruble by 5%, the Japanese yen by 10% and the Hungarian forint by 13%. All comparisons are on a quarterly average to quarterly average basis.

As a result, exchange rate movements during the third quarter of 2011 as compared to the third quarter of 2010 positively affected overall sales by approximately $148 million. We also recorded higher expenses due to these currency fluctuations and, as a result, changes in exchange rates had a negligible impact on our operating income.

Exchange rates also had a significant impact on our balance sheet, as approximately 69% of our net assets, including both non-monetary and monetary assets that were translated from the functional currencies into U.S. dollar, were in non U.S. dollar currencies. When compared with the second quarter of 2011, certain changes in currency rates had a negative impact of $1.3 billion on our equity, mainly due to the decrease in value against the U.S. dollar of: the euro by 6%, the Hungarian forint by 17%, the Czech koruna by 7%, the Polish zloty by 18%, Croatian kuna by 8% and the Chilean peso by 9%. All comparisons are on the basis of end of quarter rates.

Liquidity and Capital Resources

Total assets amounted to $41.3 billion at September 30, 2011, compared to $40.2 billion at June 30, 2011. The increase is mainly due to our acquisitions in Japan, partially offset by the negative effect of currency translation.

Our working capital balance, which includes accounts receivable inventories and other current assets net of sales, reserves and allowances (“SR&A”), accounts payable and other current liabilities, amounted to $4.2 billion at September 30, 2011, compared to $3.9 billion at June 30, 2011. The increase results primarily from higher inventory and is partially offset by the negative effect of currency translation and by the sale of certain of our accounts receivable as described in Note 2 (i) to the financial statements.

Inventory balances amounted to $4.7 billion, compared with $4.5 billion at June 30, 2011. The increase reflects higher expected sales, as well as the inclusion of inventories from acquired companies. This was partly offset by the negative effect of currency translation. The ratio of inventory days at September 30, 2011 increased to 198 compared to 197 at June 30, 2011.

Accounts receivable, net of SR&A, decreased by $14 million during the quarter to $1.7 billion. The decrease reflects the sale of certain of our accounts receivable as described in Note 2 (i) to the financial statements, offset by higher sales during the quarter, the inclusion of accounts receivable from acquired companies and the negative effect of exchange rates. Days sales outstanding (receivables) (“DSO”), net of SR&A, decreased from 41 days at June 30, 2011 to 36 days at September 30, 2011. Although we record receivables on a gross basis, and record substantially all of SR&A as a liability, we have used a net figure for the calculation of DSO in order to facilitate a more meaningful comparison with some of our peers, which record receivables net of these reserves.

Accounts payable and accrual days increased from 74 days at June 30, 2011 to 82 days at September 30, 2011. Accounts payable and accrual days are calculated based on total operating expenses, excluding non-recurring items.

Investment in property, plant and equipment in the third quarter of 2011 was $276 million, compared to $175 million in the comparable quarter last year and $710 million for all of 2010.

Cash and cash equivalents and short-term and long-term investments decreased by $0.1 billion to $1.3 billion at September 30, 2011. The decrease in cash reflects the acquisitions in Japan as well as the share repurchases.

In April 2011, we entered into short term hedge transactions, primarily to reduce exposure to payroll costs denominated in new Israeli shekels.

In May 2011, we entered into economic hedge transactions to help protect our European subsidiaries from anticipated sales exposure resulting from the fluctuation of the U.S. dollar against the euro. The result is reflected in Financial expenses—net.

The portion of total debt classified as short term increased from 39% at June 30, 2011 to 47% at September 30, 2011, mainly as a result of an additional short term loan of approximately $1 billion taken during the third quarter of 2011 and the addition of Taiyo’s short term debt.

In addition to financial obligations consisting of short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

At the closing, Cephalon had two outstanding series of convertible debt: $820 million of 2.0% notes due 2015 and $500 million of 2.5% notes due 2014. Both series became convertible as a result of the merger at specified conversion ratios. In addition, holders of both series are generally eligible to receive make-whole premiums and interest upon conversion. The aggregate amount payable upon conversion, assuming all notes are converted on a timely basis, is approximately $2.1 billion. We expect that both series of notes will be fully converted by the end of 2011. The conversion of these notes will be financed through cash on hand.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years, commencing on the date of the first royalty payment.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual properly or other rights of such third party; or (2) damages to users of the related products. See Note 14 to the Consolidated Financial Statements in this report regarding any material pending actions that may result in the counterparties to such agreements claiming indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, such as a requirement to maintain certain financial ratios. We currently meet all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities as well as internally generated funds. Our cash on hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Shareholders’ equity was $22.9 billion at September 30, 2011, compared to $23.7 billion at June 30, 2011. The decrease resulted primarily from negative translation differences of $1.3 billion as a result of the increase in value of the U.S. dollar relative to most of the major currencies during the third quarter of 2011, dividend payments of $0.2 billion and $0.3 billion used to repurchase Teva’s shares. The decrease was partly offset by net income attributable to Teva for the quarter of $0.9 billion. As a result of the increase in total debt and the decrease in shareholders’ equity, our financial leverage ratio increased from approximately 21% at June 30, 2011 to approximately 26% at September 30, 2011.

Cash flow generated from operating activities during the third quarter of 2011 amounted to $482 million, as compared with $1,194 million in the third quarter of 2010. The decrease in cash flow resulted mainly from increased inventories, payments relating to past legal settlements, lower cash collections in North America relative to the comparable quarter, and lower operating income.

Free cash flow generated from operating activities, net of cash used for capital investments and dividends paid, in the third quarter of 2011 amounted to $2 million, $864 million lower than in the third quarter of 2010. The decrease resulted from lower cash flow generated from operating activities, dividend payments of $204 million, $37 million higher than in the third quarter of 2010 and higher capital expenses net of sales of assets and companies.

The current quarter’s cash flow generated from operating activities was significantly lower than previous quarters’ as a result of the unusual combination of events mentioned above. Cash flow in the fourth quarter is expected to revert to more typical levels, since such factors are not expected to recur.

Credit Facilities

In June 2011, we entered into new and revised syndicated credit agreements providing an aggregate of $5.5 billion for use in financing the acquisition of Cephalon, among other things.

In July 2011, we entered into a $1 billion syndicated credit agreement to finance the acquisition of Taiyo. In connection with the closing on July 14, 2011, we borrowed approximately $1 billion under this agreement.

In September 2011, we entered into an additional bridge loan facility for $1.5 billion, to finance the acquisition of Cephalon.

In October 2011 we entered into a further loan agreement for $0.5 billion to provide additional liquidity.

On October 11, 2011, we borrowed approximately $6.5 billion under the June and September credit facilities for the acquisition of Cephalon. Teva plans to repay with the proceeds of new long term debt.

RISK FACTORS

Except as set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010.

Risks Related to our Recent Acquisition of Cephalon

We may experience difficulties in integrating Cephalon.

The acquisition of Cephalon involves the integration of two companies that have previously operated independently. The difficulties of integrating the companies’ operations include:

•

combining Cephalon’s branded and specialty pharmaceuticals-focused business with Teva’s business, which historically has focused primarily on generic products and only to a lesser extent on specialty pharmaceuticals;

•	the necessity of coordinating and consolidating geographically separated organizations, systems and facilities; and

•	combining the management and personnel of Teva and Cephalon, maintaining employee morale and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial conditions or prospects of the combined company.

Achieving the anticipated benefits of the acquisition will depend in part upon whether Teva and Cephalon can integrate their businesses in an efficient and effective manner. We may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate the operations of the two companies, the anticipated benefits of the acquisition may not be realized.

We may not achieve the revenue and cost synergies and other benefits we have anticipated for the combined company.

Our rationale for the merger is, in part, predicated on the projected ability of the combined company to realize certain revenue and cost synergies. Achieving these synergies is dependent upon a number of factors, some of which are beyond our control. These synergies may not be realized in the amount or time frame that we currently anticipate.

In late 2005 and early 2006, Cephalon entered into PROVIGIL® patent settlement agreements with certain generic pharmaceutical companies. As part of these separate settlements, Cephalon agreed to grant to each of these parties a non-exclusive royalty-bearing license to market and sell a generic version of PROVIGIL in the United States, effective in April 2012, subject to applicable regulatory considerations. Cephalon expects that PROVIGIL® sales will erode beginning in April 2012 and beyond, and it is possible that NUVIGIL® sales will also be affected by PROVIGIL® generic competition. Additionally, Cephalon is currently engaged in lawsuits with respect to generic company challenges to the validity and/or enforceability of the patents covering AMRIX®, FENTORA®, PROVIGIL® and NUVIGIL®. While Teva and Cephalon intend to vigorously defend the validity, and prevent infringement, of these patents, such efforts will be both expensive and time consuming and, ultimately, due to the nature of litigation, there can be no assurance that such efforts will be successful. The loss of patent protection or regulatory exclusivity on these or any of Cephalon’s other products, whether by third-party challenge, invalidation, circumvention, license or expiration, could materially impact the anticipated benefits of the Cephalon acquisition and, potentially, our business, results of operations, financial conditions or prospects.

In addition, we recently learned that a secondary Abbreviated New Drug Application (ANDA) filer received a favorable court decision from the U.S. District Court for the Eastern District of Pennsylvania that found Cephalon’s U.S. Patent No. RE37,516 (“the ‘516 patent”) to be invalid and unenforceable. The ‘516 patent relates to Cephalon’s excessive sleepiness treatment, PROVIGIL(R) (modafinil) tablets. We are reviewing the decision to determine an appropriate course of action.

Uncertainties associated with the merger may cause Cephalon to lose employees.

The success of the combined company after the acquisition will depend in part upon the ability of Teva and Cephalon to retain key Cephalon employees. Competition for qualified personnel in the pharmaceutical industry can be very intense. Accordingly, we cannot assure that the combined company will be able to retain key Cephalon employees. Additionally, Cephalon employee stock options and stock appreciation rights were paid upon the closing of the acquisition, which could potentially reduce incentives for employee productivity or for employees to remain with Cephalon.

We significantly increased our leverage as a result of the acquisition of Cephalon.

We incurred approximately $6.5 billion of indebtedness in connection with the acquisition of Cephalon. As a result of this indebtedness and additional indebtedness we may incur, our principal and interest payment obligations have increased substantially and may increase further. The degree to which we are leveraged could affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance and access to financing, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2010.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to Teva, see “Contingencies,” Note 14 to the consolidated financial statements included in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)

Date: November 2, 2011	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Chief Financial Officer